

12060579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 North Park Avenue
(No. and Street)

Easton | CT | 06612
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan (203) 450-9644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Co. CPAs
(Name – *if individual, state last, first, middle name*)

1499 Post Road, Suite 1040 | Fairfield | CT | 06824
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Manager

Title

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2017

Janelle C. Kandrach
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prospero Capital, LLC
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and equivalents	$ 10,940	$ 10,862
Accounts receivable	2,076	39,427
Other current assets	943	6,363
Total assets	$ 13,959	$ 56,652
Liabilities and Member's Equity		
Current Liabilities		
Accrued liabilities	$ 5,000	$ 4,500
Total current liabilities	5,000	4,500
Member's Equity		
Member's equity	8,959	52,152
Total liabilities and member's equity	$ 13,959	$ 56,652

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Income (Loss) and Changes in Member's Equity
For the Years Ended December 31, 2011 and 2010

	2011	2010
Fee revenue and reimbursed expenses	$ 114,000	$ 67,937
Operating expenses		
Commissions and fees paid	68,474	137,952
Dues and fees paid	4,592	3,667
Insurance	817	364
Meals and entertainment	5,274	2,026
Miscellaneous	3,389	723
Professional fees	10,284	5,860
Travel	26,756	12,540
Total operating expenses	119,586	163,132
Loss from operations	(5,586)	(95,195)
Other income		
Interest income	2,570	16,049
Net loss	(3,016)	(79,146)
Beginning member's equity	52,152	126,212
Member distributions	(51,992)	-
Member contributions	11,815	5,086
Ending member's equity	$ 8,959	$ 52,152

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows used for operating activities:		
Net loss	$ (3,016)	$ (79,146)
Adjustments to reconcile change in net loss to cash provided from operating activities:		
Decrease in accounts receivable	37,351	74,868
(Increase) decrease in other current assets	5,420	(901)
Increase (decrease) in accrued liabilities	500	(300)
Total adjustments	43,271	73,667
Net cash provided (used) by operating activities	40,255	(5,479)
Cash flows from financing activities:		
Member contributions	11,815	5,086
Member distributions	(51,992)	-
Net cash provided (used) by financing activities	(40,177)	5,086
Net increase (decrease) in cash and cash equivalents	78	(393)
Beginning cash and cash equivalents	10,862	11,255
Ending cash and cash equivalents	$ 10,940	$ 10,862

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was organized in the State of Connecticut on January 11, 2000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2011 as the Company believes all are fully collectible.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it maintains any uncertain tax positions as described under FASB Accounting Standard Codification 740. Tax years December 31, 2008 and subsequent remain open to examination by taxing authorities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid fees of $68,474 and $137,952 for the years ended December 31, 2011 and 2010, respectively, to an entity controlled by the Company's member. The fees are recognized when paid as there is no contractual obligation to the Company related to these fees.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital. Aggregate indebtedness is not to exceed 15 times its adjusted net capital. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,940, which was $940 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 84%.

NOTE 5 – CONCENTRATIONS

The Company's revenue in 2011 was comprised of a single contract and accounts receivable is from one client contract.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2011 through February 11, 2012, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Prospero Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2011
Schedule I

Net Capital		
Total member's equity	$	8,959
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		8,959
Additions/other credits:		
		-
Total member's equity and allowable subordinated liabilities		8,959
Deductions/other charges:		
Accounts receivable		2,076
Other current assets		943
Total deductions/other charges		3,019
Net capital	$	5,940
Aggregate indebtedness		
Accounts payable and accrued expenses	$	5,000
Total aggregate indebtedness	$	5,000
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	940
Ratio: Aggregate indebtedness to net capital		84%

See report of independent auditor.